UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on May 1, 2015

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO
ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT
LAWS OF SUCH JURISDICTION

For immediate release

New Bridge Credit Facility
On 8 April 2015, Royal Dutch Shell plc (as borrower) entered into a
£3,025,000,000 bridge credit facility agreement (the “Interim Facility”) in connection with the recommended cash and share offer made by Royal Dutch Shell plc for the entire issued and to be issued share capital of BG Group plc (the
“Combination”).

Royal Dutch Shell plc is pleased to announce that, on 1 May 2015, it (as borrower) entered into a £10,070,000,000 bridge credit facility agreement (the
“Bridge Credit Facility”) with a group of relationship banks.

The Bridge Credit Facility was entered into to replace the Interim Facility and, as such, the commitments under the Interim Facility have now been cancelled in full.

In accordance with Rule 26.2 of the City Code on Takeovers and Mergers (the
“Code”), a copy of the Bridge Credit Facility is available on the website of
Royal Dutch Shell plc at: www.shell.com.  As a result of the replacement of the
Interim Facility by the Bridge Credit Facility, the Interim Facility has been removed from the website of Royal Dutch Shell plc.

In accordance with Rule 26.1 of the Code, a copy of this announcement is also available on the website of Royal Dutch Shell plc at: www.shell.com.

Enquiries:
Shell
Media
Shell International Media Relations +44 207 934 5550
Investors
Shell International Investor Relations +31 70 377 4540
Shell North America Investor Relations +1 832 337 2034

Additional Information
This Announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise nor shall there be any sale, issuance or transfer of securities of Royal Dutch Shell plc or BG Group plc pursuant to the Combination in any jurisdiction in contravention of applicable laws.
This Announcement does not constitute a prospectus or prospectus equivalent document.

Overseas jurisdictions
The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements.  This
Announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

.................................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: May 1, 2015	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary